UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)

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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description March 2022 Operational Update dated 08 April 2022

Press Release

8 April 2022

Argo Blockchain PLC

("Argo" or "the Company")

March 2022 Operational Update

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for March 2022.

During the month of March, Argo mined 163 Bitcoin or Bitcoin Equivalent (together, BTC) compared to 135 BTC in February 2022.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in March amounted to £5.22 million [$6.92 million*] (February 2022: £4.15 million [$5.58 million*]).

Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of approximately 74% for the month of March (February 2022: 71%).

At the end of March, the Company owned 2,700 Bitcoin, of which 259 were BTC equivalents.

Appointment of Chief Operating Officer

Argo is also pleased to announce the appointment of Seif El-Bakly as Chief Operating Officer. Seif has over 16 years' experience in the capital markets and trading sectors. Prior to joining Argo, Seif founded a fintech startup and worked for TMX Group, where his responsibilities included leading the strategy and business management efforts for the entire Markets Business. Fluent in three languages, Seif graduated from Concordia University's John Molson School of Business and is a CFA Charterholder.

Update on Helios Facility

The Company is also pleased to provide the following update on the construction of its 200MW flagship cryptocurrency mining facility, Helios, in Dickens County, Texas. The Company has continued to make significant progress on this stage of construction and expects mining operations to commence at Helios in Q2 2022. Argo has successfully installed critical equipment, including immersion pumps, air coolers, transformers, power distribution units, and pallet racks. Additionally, the fiber internet connection to Helios has now been completed.

Participation in April Conferences

The Company is also pleased to announce that Chief Executive, Peter Wall, participated in a panel discussion entitled "Mining the Public Markets" at the Bitcoin 2022 conference in Miami on 7 April. He will also be participating in a panel discussion entitled "Sustainability & Energy Efficiency of Bitcoin Mining" at the virtual Cowen Bitcoin Mining Summit on 12-13 April.

Peter Wall, Chief Executive and interim Chairman, said: "We are delighted to welcome Seif as our Chief Operating Officer. He will play a critical role in bolstering Argo's senior leadership team and brings a wealth of experience in the trading and capital markets sectors to Argo. As we approach the opening of our Helios facility and significantly scale up our owned and operated mining operations, Seif will be integral in driving the operational performance of Argo."

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of February 2022 and March 2022.

	Month Ended 28 February 2022		Month Ended 31 March 2022
	£	$	£	$
Gross (loss)/profit¹	11,383,225	15,372,973	2,453,564	3,313,522
Gross Margin	276%	276%	48%	48%
Depreciation of mining equipment	1,287,252	1,738,426	1,313,598	1,774,006
Charge in fair value of digital currencies	(9,380,856)	(12,668,786)	40,937	55,285
Realised loss/(gain) on sale of digital currencies	(377,028)	(509,174)	3,628	4,900

Mining Profit	2,912,593	3,933,439	3,811,727	5,147,713
Bitcoin and Bitcoin Equivalent Mining Margin	71%	71%	74%	74%
(1) Due to favourable changes in the fair value of Bitcoin and Bitcoin Equivalents in February 2022 there was a gain on change in fair value of digital currencies. March 2022 resulted in a loss due to unfavourable changes in the fair value of digital currencies.
* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 April, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel